Filed by Nabors Energy Transition Corp. II

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: e2Companies LLC

Commission File No.: 001-41744

Corscale Data Centers and Affinius Capital Announce Strategic Partnership with e2Companies to Exclusively Utilize its Virtual Utility® Technology in the United States Hyperscale Data Center Market

Corscale Plans to Deploy e2Companies’ R3Di® System for On-Site Power Generation, Energy Storage, and Distribution in Current and Future Data Center Pipeline

Houston and San Antonio, TX and Bonita Springs, FL, April 22, 2025– Corscale Data Centers (“Corscale”) and Affinius Capital (“Affinius”) have announced a Strategic Partnership for Hyperscaler Development and Supply Exclusivity Agreement (the “Strategic Partnership”) with e2Companies (“e2”), a leading provider of integrated solutions for on-site power generation, distribution and energy cost-optimization. Under the Strategic Partnership, Corscale would become the exclusive hyperscale data center developer to offer use of e2’s R3Di® System in the United States (pronounced “Ready”) for an initial 24-month term. While there is no obligation for Corscale Data Centers and Affinius Capital to purchase a specific number of e2’s R3Di® Systems, the Strategic Partnership is targeted to initially include the use of more than 300MW of e2 R3Di® systems to fulfill the energy needs of part of the Corscale hyperscale data center development project pipeline. Management of Corscale, Affinius and e2 believe there is a potential for considerably more collaboration after this initial deployment.

The R3Di® is an industry-leading solution for data centers looking to achieve energy independence and match the volatile power demands of next-generation AI chips, and it will enable Corscale and Affinius to leverage future power capacity and future advancements of the Virtual Utility® platform.

“We are beyond excited about the prospect of partnering with Corscale and Affinius. They understand the technology required to power the AI-data center boom over the next decade,” noted James Richmond, CEO of e2Companies. “Every industry is being revolutionized by next-Gen AI capabilities. Our combined goal is to provide clean, reliable, and efficient energy to power this revolution.”

“Corscale is built to address hyperscale client needs and provide the mission critical infrastructure that their customers require to store, process, and analyze data,” stated Corscale CEO Robert Fields. “This potential partnership would bring e2’s on-site power generation, energy storage and grid optimization technology to our clients, fulfilling our commitment to deliver creative solutions to meet the expected quality, efficiency, and reliability to achieve their goals.”

“For more than four decades Affinius has embraced the implementation of new technologies that we believe will enhance outcomes for our investors,” added Len O’Donnell, Chairman & CEO for Affinius Capital. “Innovation is one of our Core Values, presenting our intention to pioneer new concepts and improve upon current practices to pave the way to a more advanced and dynamic tomorrow. This belief is at the forefront of our investment in Corscale, and I can’t think of any area where innovative new technologies can have a greater impact than in data center development.”

The Virtual Utility® system addresses several challenges arising from the AI data center boom and global electrification of economies. Costs and timelines to make the traditional electric grid capable of meeting growing demand are significant, with electric utility interconnections often taking five or more years to be completed, if completed at all. In this environment, localized microgrids, such as those enabled by e2’s systems, have emerged as turnkey solutions for delivering reliability and meeting the world’s growing electricity demand.

The e2Companies R3Di® System is a self-contained power platform providing on-site power generation, energy storage, and distribution.

The patented R3Di® System is a self-contained power platform installed without requiring an interconnection agreement or costly public utility upgrades. The R3Di® provides clean and conditioned prime power, instantaneous full-load pickup and absorbs a much higher range of load profiles than traditional systems, including the throttling demands of next-Gen AI chips such as those from Nvidia, AMD, and Intel.

“e2 and Corscale plan to deploy the innovative R3Di® technology in parallel with next generation hyperscale advancements. Through this novel stack, we expect that we would be able to independently power our data centers, while supporting sophisticated AI GPU servers and racks across our platform with sustainable, future proof infrastructure,” commented Nic Bustamante, Chief Technology Officer at Corscale. “Our ‘building as a machine’, AI factory approach, is intended to scale rack densities beyond one megawatt, yet be equally well suited to cloud workloads. This could be a true game changer with first of kind capabilities for real time utility power coordination, power quality shaping, and dynamic automation at multi-gigawatt scale."

In addition, the R3Di® works in combination with the Grove365®, a centralized operations hub from e2 that delivers real-time monitoring, comprehensive data models, and predictive analysis for demand-side energy management. The Grove365® currently monitors 490 assets at 165 locations globally and has operated for a total of over 90 million grid monitoring hours.

Corscale Data Centers, along with Affinius Capital as its investment partner, launched the vertically integrated development platform for data centers in 2021 with a singular focus on the hyperscale client from day one. Corscale designs, builds, and operates sustainable, high-density data centers for some of the largest and most advanced technology companies in the world. Now the Virtual Utility® solution will be available to Corscale’s hyperscale clients as its current $25B pipeline and future projects are developed.

About e2Companies

e2Companies delivers the first vertically integrated Virtual Utility® for power generation, distribution, and energy economics in the marketplace. e2Companies’ patented technology, the R3Di® System, provides automated grid stability for continuous on-site power, independent of grid conditions. The R3Di® System is monitored in real-time by the Grove365® to optimize resources, track ESG targets, and unlock new revenue opportunities for customers. This automated platform is self-sustaining and designed to adapt to future grid advancements including renewables, hydrogen, biofuel, and geothermal power systems.

On February 12, 2025, e2Companies and Nabors Energy Transition Corp. II (Nasdaq: NETD) (“NETD”) announced that they have entered into a definitive Business Combination Agreement for a business combination (the “Business Combination”) that would result in the combined Company (e2Companies) to be listed on the Nasdaq Stock Market under the ticker symbol “VUTL”.

To learn more about e2Companies, visit www.e2companies.com.

e2 Investor Center:

www.e2companies.com/investors

e2 Media & Investor Contact:

e2Companies@icrinc.com

About Corscale Data Centers

Vertically integrated with our affiliate and investment partner, Affinius Capital, Corscale Data Centers brings together investment capital, large-scale project experience, and an exceptional team of data center professionals to deliver energy-efficient, sustainable data centers that enable our hyperscale customers to reliably innovate the digital world.

Corscale Media Contact:

Carolyn Drushel

cmd@corscale.com

713.212.2207

About Affinius Capital

Affinius Capital® is an integrated institutional real estate investment firm focused on value-creation and income generation. With a 40-year track record and $64 billion in gross assets under management, Affinius has a diversified portfolio across North America and Europe providing both equity and credit to its trusted partners and on behalf of its institutional clients globally.  For more information, visit www.affiniuscapital.com.

Affinius Media Contact:

Bruce Beck

bruce@dbrpr.com

818.540.8077

Important Information for Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Business Combination, NETD and e2 will file with the U.S. Securities and Exchange Commission (the “SEC”) registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Business Combination, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Business Combination and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Business Combination. NETD and e2 also plan to file other documents with the SEC regarding the Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus/consent solicitation statement will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation statement and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD and e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Business Combination. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K for the year ended December 31, 2024. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus/consent solicitation statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “anticipate,” “should”, “believe”, “target”, “project”, “goals”, “estimate”, “potential”, “predict”, “may”, “will”, “could”, “intend”, and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Moreover, forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond e2’s control. e2’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors. These forward-looking statements are made as of the date of this press release and were based on current expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Except as required by law, e2 undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

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Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated February 11, 2025 (the “Transactions”), Nabors Energy Transition Corp. II (“NETD”) and e2Companies LLC (“e2”) will file with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. NETD and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors Industries Ltd., e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Transactions. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on April 2, 2025. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K/A for the year ended December 31, 2024, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, NETD’s and e2’s ability to consummate the Transactions, the benefits of the Transactions and NETD’s and e2’s future financial performance following the Transactions, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K/A filed with the SEC on April 2, 2025 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.